Public Earnings growth continues, driven by strong sales across full product portfolio Continued EUV progress enables ASML roadmap acceleration ASML 2018 Second-Quarter Results Veldhoven, the Netherlands July 18, 2018

Public Slide 2 July 18, 2018 Agenda • Investor key messages • Business highlights • Outlook • Product highlights • Financial statements

Public Slide 3 July 18, 2018 Investor key messages

Public Investor key messages Slide 4 July 18, 2018 • Shrink is a key industry driver supporting innovation and providing long term industry growth • Lithography enables affordable shrink and therefore delivers compelling value for our customers • DUV, Holistic Litho and EUV are highly differentiated products providing unique value drivers for our customers and ASML • EUV will enable continuations of Moore’s Law and will drive long term value for ASML beyond the next decade • HMI provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control • ASML models a 2020 annual revenue opportunity of € 11 billion with an EPS > € 9*, with significant further growth potential into the next decade • We expect to continue to return excess cash to our shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy • We will host an Investor Day on November 8th, 2018 at our headquarters in The Netherlands * based on model details and assumptions as presented in our 2016 Investor Day (October 31, 2016)

Public Slide 5 July 18, 2018 Business highlights

Public Q2 results summary Slide 6 July 18, 2018 • Net sales of € 2,740 million, net systems sales valued at € 2,086 million, Installed Base Management sales at € 654 million • Gross margin of 43.3% • Operating margin of 25.2% • Net income as a percentage of net sales of 21.3% • Net bookings of € 1,952 million Installed Base Management equals our service and field option sales

Public Net system sales breakdown in value Slide 7 July 18, 2018 End-Use Region (ship to location) Technology I-line 1% Sales in lithography units ArF Dry 4% Metrology & KrF Inspection 4% 19 19 China Japan 4% 10% 19% Q2’18 Taiwan Rest of Asia 1% 18% EMEA 4% 7 8 total value Logic 5 46% Memory € 2,086 ArF EUV 54% USA Immersion 32% EUV ArF i ArFdry KrF I-Line million 49% Korea 19% 35% Taiwan 3% ArF Dry 4% I-line 1% Metrology & KrF Inspection 2% China 21 14% 20% Rest of Asia 1% 19 Q1’18 EUV 7% Logic 26% total value 5 EMEA 1 3 € 1,668 Korea 20% Memory 51% million ArF 74% EUV ArF i ArFdry KrF I-Line Immersion 72% USA 5%

Public Total net sales million € by End-use Slide 8 July 18, 2018 10,000 9,053 8,000 2,679 6,795 Installed Base 6,287 Management s e 5,856 l 6,000 a 2,123 S Logic t 1,977 5,025 e 1,500 N 3,406 1,271 Memory 4,000 2,115 2,177 3,170 1,411 2,000 2,968 2,241 2,133 2,343 1,502 0 2014 2015 2016 2017 2018 YTD As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative numbers have not been adjusted to reflect these changes in accounting policy

Public Litho systems bookings activity by End-use Slide 9 July 18, 2018 Lithography systems Q2’18 total value Logic New Used 45% Memory € 1,952 million 55% Units 52 7 Lithography systems New Used Q1’18 total value Memory 43% Units 55 7 € 2,442 million Logic 57% Bookings do not include High-NA EUV orders

Public Capital return to shareholders Slide 10 July 18, 2018 • ASML paid € 597 million in dividend or € 1.40 per ordinary share in Q2 • € 269 million worth of shares has been repurchased in Q2 • Around € 2 billion of the 2018/2019 share buyback program remaining Dividend history Capital return 1.6 10,000 1.4 8,000 ) 1.2 € ( 1.0 n o d 6,000 i l n l i e 0.8 m d 1.40 i 4,000 Dividend v 1.20 0.6 € i 1.05 D 0.4 0.70 0.53 0.61 2,000 Share buyback 0.2 0.40 0.46 0.25 0.20 0.20 0.0 0 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 up to 2010 2011 2012 2013 2014 2015 2016 2017 2018 2009 YTD The dividend for a year is paid in the subsequent year Capital return is cumulative share buyback + dividend

Public Slide 11 July 18, 2018 Outlook

Public Q3 Outlook Slide 12 July 18, 2018 • Q3 2018 net sales between € 2.7 billion and € 2.8 billion ◦ Including EUV system revenue around € 500 million • Gross margin between 47% and 48% • R&D costs of about € 395 million • SG&A costs of about € 120 million • Effective annualized tax rate around 14%

Public Slide 13 July 18, 2018 Product highlights

EUV commitment to volume manufacturing continues Public Slide 14 July 18, 2018 • 4 EUV systems shipped in Q2, 7 revenue Customers recognized commitment to insert EUV • Received 1 EUV order in Q2 in volume manufacturing by • Progress enables ASML roadmap acceleration ordering systems • Planned shipments of 20 systems in 2018, production capacity of at least 30 systems in 2019 For volume manufacturing of logic and memory, ASML ASML remains committed to deliver: commitment to securing system • Throughput of >125 wafers per hour performance, shipments and support • Availability of >90% on average required for volume manufacturing • Shipments on time in sufficient volume • Ability to support a growing installed base

NXT:2000i starting volume shipments Public Slide 15 Increased performance further improves customer value July 18, 2018 Projection lens Alignment sensor Metro set-up Level sensor Wafer heating Dynamic Immersion control improvements Legend: Wafer table New lasers Imaging Overlay Defectivity

Public Slide 16 July 18, 2018 Financial statements

ASML
Public
Slide 17
July 18, 2018

Consolidated statements of operations M€

	Q2 2017 [1]	Q3 2017 [1]	Q4 2017 [1]	Q1 2018	Q2 2018
Net sales	2,101	2,447	2,561	2,285	2,740
Gross profit	946	1,050	1,156	1,113	1,187
Gross margin %	45.0	42.9	45.2	48.7	43.3
Other income [2]	24	24	24	—	—
R&D costs	(313)	(315)	(317)	(357)	(380)
SG&A costs	(102)	(103)	(113)	(114)	(117)
Income from operations	555	656	750	642	690
Operating income as a % of net sales	26.4	26.8	29.3	28.1	25.2
Net income	466	557	644	540	584
Net income as a % of net sales	22.2	22.8	25.1	23.6	21.3
Earnings per share (basic) €	1.08	1.30	1.50	1.26	1.37
Earnings per share (diluted) €	1.08	1.29	1.49	1.26	1.37
Lithography systems sold (units) [3]	42	55	57	49	58
Net booking value [4]	2,375	2,154	2,935	2,442	1,952

1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The quarterly comparative numbers have not been adjusted to reflect these changes in accounting policy.
2 Customer Co-Investment Program (CCIP).
3 Lithography systems do not include metrology and inspection systems.
4 Our systems net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B and excluding the High-NA systems).

These numbers have been prepared in accordance with US GAAP

Public Consolidated statements of Cash flows M€ Slide 18 July 18, 2018 Q2 2017 1 Q3 2017 1 Q4 2017 1 Q1 2018 Q2 2018 Net income 466 557 644 540 584 Net cash provided by (used in) operating activities 530 400 1,037 191 759 Net cash provided by (used in) investing activities (754) (72) (533) 182 (62) Net cash provided by (used in) financing activities (744) (154) (323) (160) (845) Net increase (decrease) in cash & cash equivalents (996) 163 181 206 (139) Free cash flow* 469 302 882 56 624 Cash and cash equivalents and short-term investments 2,514 2,678 3,288 3,194 2,980 * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements. 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative figures for the quarter and year ended have not been adjusted to reflect these changes in accounting policies. These numbers have been prepared in accordance with US GAAP

Public Consolidated Balance sheets M€ Slide 19 July 18, 2018 Assets Q2 2017 1 Q3 2017 1 Q4 2017 1 Q1 2018 Q2 2018 Cash & cash equivalents and short-term investments 2,514 2,678 3,288 3,194 2,980 Net accounts receivable and finance receivables 1,758 2,066 2,096 2,025 1,932 Contract assets — — — 12 285 Inventories, net 3,137 2,998 2,958 3,231 3,217 Other assets 1,354 1,339 1,470 1,437 1,572 Tax assets 63 99 94 403 390 Equity method investments 1,002 1,008 982 971 979 Goodwill 4,646 4,565 4,541 4,541 4,542 Other intangible assets 1,231 1,191 1,166 1,146 1,130 Property, plant and equipment 1,567 1,552 1,601 1,560 1,585 Right-of-use assets — — — 124 127 Total assets 17,272 17,496 18,196 18,644 18,739 Liabilities and shareholders' equity Current liabilities 3,125 2,974 3,342 3,132 3,381 Non-current liabilities 4,114 4,175 4,178 4,450 4,536 Shareholders' equity 10,033 10,347 10,676 11,062 10,822 Total liabilities and shareholders' equity 17,272 17,496 18,196 18,644 18,739 1 As of January 1, 2018, ASML has adopted the new Revenue Recognition Standard (ASC 606) and Lease Standard (ASC 842). The comparative figures for the quarter and year ended have not been adjusted to reflect these changes in accounting policies. These numbers have been prepared in accordance with US GAAP

Public Forward looking statements Slide 20 July 18, 2018 This document contains statements relating to certain projections, business trends and other matters that are forward-looking, including statements with respect to expected trends and outlook, bookings, expected financial results and trends, including expected sales, EUV revenue, gross margin, R&D and SG&A expenses, and target annualized effective tax rate for the third quarter of 2018, and expected financial results and trends for the rest of 2018, including expected capital expenditures for 2018 and the expected financing of such expenditures, the expectation for the second half of 2018 to be stronger, with improved profitability and continued growth in sales from the third to the fourth quarter of 2018, expected revenue growth and growth in logic and memory, trends in DUV systems revenue and Holistic Lithography and installed based management revenues, annual revenue opportunity for ASML and EPS potential by 2020 with significant further growth potential into the next decade, expected industry trends and expected trends in the business environment, including our expectation that trends exhibited in 2017 will continue into 2018, statements with respect to the commitment of customers to insert EUV into volume manufacturing, statements with respect to roadmap acceleration as a result of continued EUV progress, including the accelerated introduction of higher productivity systems in 2019 (including configurations of more than 155 and 170 wafers per hour) and the expected benefits, ASML’s commitment to volume manufacturing and secure system performance, shipments, and support for volume manufacturing, including availability, productivity, throughput, shipments and the ability to support a growing installed base, including timing of shipments (including expected EUV shipments in 2018 and planned EUV shipments in 2019), expected volume ramp in the second half of 2018 in support of high customer demand, statements with respect to the benefits of the new DUV system shipment, expected demand for DUV system by memory customers, the continued integration efforts with respect to ASML’s acquired companies and expected benefits, including fast beam metrology that enables the reduction of cycle time and improvement of accuracy, the benefits of HMI’s e-beam metrology capabilities, including the introduction of a new class of pattern fidelity control, and the acquisition of Carl Zeiss SMT and its expected benefits, shrink being a key driver supporting innovation and providing long-term industry growth, lithography enabling affordable shrink and delivering value to customers, the expected continuation of Moore’s law and that EUV will continue to enable Moore’s law and drive long term value for ASML beyond the next decade, intention to return excess cash to shareholders through stable or growing dividends and regularly timed share buybacks in line with our policy, statements with respect to the share repurchase plan for 2018-2019, including the intention to use certain shares to cover employee share plans and cancel the rest of the shares upon repurchase, and statements with respect to the expected impact of accounting standards. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue", "targets", "commits to secure" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems shipped and recognized in revenue, timing of EUV orders and the risk of order cancellation or push out, EUV production capacity, delays in EUV systems production and development and volume production by customers, including meeting development requirements for volume production, demand for EUV systems being sufficient to result in utilization of EUV facilities in which ASML has made significant investments, potential inability to successfully integrate acquired businesses to create value for our customers, our ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, results of the share repurchase plan and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward- looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.